UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549
 ______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
 SECURITIES EXCHANGE ACT OF 1934

For the month of July 2016

Commission File Number: 001-36073

                  ENZYMOTEC LTD.
 (Translation of registrant’s name into English)

Sagi 2000 Industrial Area
 P.O. Box 6
 Migdal Ha’Emeq 2310001, Israel
  (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   __

CONTENT

Pursuant to the notice for the 2016 Annual General Meeting of Shareholders (the “2016 Meeting”) of Enzymotec Ltd. (the “Company”), which was published on July 13, 2016 and attached as Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K, furnished to the Securities and Exchange Commission on July 14, 2016, the Company hereby furnishes the proxy statement and proxy card for the 2016 Meeting. The 2016 Meeting is scheduled to be held on Thursday, August 25, 2016 at 5:00 p.m., Israel time. Copies of the proxy statement and proxy card are attached to this Form 6-K as Exhibits 99.1 and 99.2, respectively.

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 30, 2013 (Registration No. 333-193118) and March 18, 2015 (Registration No. 333-202839).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENZYMOTEC LTD.

Date: July 25, 2016	By:	/s/ Oren Bryan
Name: Oren Bryan
Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit              Description

99.1	Proxy statement for the 2016 Annual General Meeting of Shareholders of the Company to be held on August 25, 2016.
99.2	Proxy card for the 2016 Annual General Meeting of Shareholders of the Company to be held on August 25, 2016.